Exhibit 4.1

CORONADO INDUSTRIES, INC.
16857 E. Saguaro Boulevard
Fountain Hills, AZ 85268

June 1, 2006

Coronado Employees and Consultants,

The Company’s Board of Directors has decided to make available to all employees and consultants, shares of the Company’s common stock at a negotiated price of not less than 90% of the lowest closing trading price during the week prior to the compensation being due.

To participate in this program, all you have to do is execute this letter in the space below, and indicate the amount of wages you wish to have allocated to this Plan and the pay period from which your salary will be credited. Your free-trading shares will be delivered to you within a few days.

CORONADO INDUSTRIES, INC.

By:	/s/ Gary R. Smith

Gary R. Smith, President

Amount of Compensation	Employee/Consultant Signature

Period From	Name of Employee/Consultant
Which To Be Paid	(Please Print)